UAP HOLDING CORP.

7251 West 4th Street

Greeley, Colorado 80634

February 27, 2006

BY EDGAR AND BY FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UAP Holding Corp.
Registration Statement on Form S-3 (File No. 333-131080)

Ladies and Gentlemen:

UAP Holding Corp., a Delaware corporation (the “Company”), has filed the above-referenced Registration Statement under the Securities Act of 1933, as amended (the “Registration Statement”). In connection with the Company’s acceleration request relating to the Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, UAP HOLDING CORP.

By:	/s/ David W. Bullock
David W. Bullock Executive Vice President and Chief Financial Officer